UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 001-36737

NEURODERM LTD.

(Translation of Registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On March 2, 2017, NeuroDerm Ltd. (“NeuroDerm” or the “Company”) held an Extraordinary General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on three proposals, which were described in the notice and proxy statement relating to the Meeting (which was annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on February 1, 2017). Each proposal voted on at the Meeting and listed below was approved in accordance with the relevant majority requirements under the Israeli Companies Law, 5759-1999:

(1)	Approval of an option grant to, and an increase in the base salary of, Dr. Oded Lieberman, NeuroDerm’s Chief Executive Officer.
(2)	Approval of an option grant and the payment of increased director fee amounts to each of Ms. Alla Felder and Mr. Jonathan Kalman, independent directors of NeuroDerm.
(3)	Approval of an option grant to Mr. Larry Ellberger, an independent director of NeuroDerm.

The content of this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference in the Company’s registration statements on Form F-3, SEC file number 333-210496, filed with the SEC on March 31, 2016, and on Form S-8, SEC file numbers 333-210497, 333-205485 and 333-200331, filed with the SEC on March 31, 2016, July 2, 2015 and November 18, 2014, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

NEURODERM LTD.

By:	/s/ Roy Golan
Name:	Roy Golan
Title:	Chief Financial Officer

Dated: March 2, 2017